SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Commission File No. 1-12823


                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                 [X ] Form 10-Q  [ ] Form N-SAR

 For Period Ended September 30, 2000


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I  - REGISTRANT INFORMATION:

                           LaSalle Re Holdings Limited
                           ---------------------------
                            (Full name of registrant)

         Bermuda                                     Not applicable
         -------                                     --------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                              Continental Building
                                25 Church Street
                                ----------------
                     (Address of principal executive office
                               street and number)

                                  Hamilton HM12
                                     Bermuda
                                     -------
                           (City, state and zip code)

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a)    The   reasons  described in   reasonable  detail  in Part III of this
           form could not be eliminated without unreasonable effort  or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the complexity of its recent corporate restructuring and staffing and other related time constraints, the registrant is unable to obtain and properly consolidate the detailed financial results of each of the newly combined operating divisions or subsidiaries in a timely manner. The registrant intends to file the prescribed report within the allowed extension period.

PART IV  - OTHER INFORMATION

(1)    Name   and  telephone  number  of  person  to  contact in  regard to this notification.

          Clare E. Moran              (441)                   292-3339
          --------------              -----                   --------
            (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [  ] Yes           [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LaSalle Re Holdings Limited has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

                                                    LaSalle Re Holdings Limited


                                                    By:  /s/ Guy D. Hengesbaugh
                                                        ------------------------
                                                        Guy D. Hengesbaugh
Dated: November 14, 2000                                President and Chief
                                                        Executive Officer